SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of November, 2013

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS
(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY
(Translation of Registrant's name into English)

Avenida Presidente Vargas, 409 - 13th floor,
Edifício Herm. Stoltz - Centro, CEP 20071-003,
Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

MARKET ANNOUNCEMENT

In response to Oficio GAE 4.224-13, of November 19, 2013, transcribed below, we hereby clarify the following to our shareholders and the market in general:

As reported in the disclosure of the results of 2013, the costs related to the Voluntary Early Retirement Plan of the Eletrobras System companies that joined the Plan, are fully provisioned and therefore have already affected the Company's results. The program had a total cost of R$ 2.1 billion, of which R$ 1.5 billion affected the result of 2013.

With this Voluntary Retirement Plan, the decrease of the Personnel Cost is approximately R$ 1.1 billion per year, representing an average payback of 23 months, starting  January 2014.

Additionally, the subisidiary Electronuclear is planninng to join the program in 2014, when the cost of its PID, in the amount of R$ 0.24 billion will be registered, with an expected reduction in personnel costs of R$ 0.14 billion a year, representing payback of 21 months, starting January 2016.

Thus, the Voluntary Retirement Plan is fully registered in the Company’s accounts, covering all companies which have joined the Plan, with the exception of Eletronuclear, due to its, specific personnel qualification.

GAE 4.224-13

November 19, 2013

Centrais Elétricas Brasileiras S.A. - Eletrobras

Investor Relations Officer

Mr. Armando Casado de Araújo

Dear Sirs,

In news published in Valor Economico, on November 19, .2013, the newspaper states, among other information, that:

R$ 840 million have been provisioned or registered in the personnel line item of the accounts of this company, relating to the Voluntary Resignation (Early Retirement) Plan  and this value should reach R$ 1.5 billion, in line with the expected costs of the program;

The forecasting of this company is to have a savings of about R$ 1 billion annually with the Voluntary Resignation (Early Retirement) plan, with a "pay-back" (return on investment) of 24 months.

We request clarification by November 21, 2013, regarding the mentioned article as well as any other information you may consider important.

This request falls within the scope of the cooperation agreement, signed by CVM and BM&FBOVESPA on December 13, 2011, and your non-compliance may subject the company to the possible imposition of a coercive fine (multa cominatória) by the supervisor of relationships with companies – SEP of CVM, in accordance with the provisions of CVM Instruction No. 452/07.

MARKET ANNOUNCEMENT

Sincerely

Nelson Barroso Ortega

Department of on-going relations with issuers

BM&FBOVESPA S.A. - Bolsa de Valores, Mercadorias e Futuros

c.c. CVM - Comissão de Valores Mobiliários

             Sr. Fernando Soares Vieira - Superintendent of relationships with companies

             Sr. Waldir de Jesus Nobre - Superintendent of market relations and intermediaries”

Rio de Janeiro, November 21, 2013.

Armando Casado de Araujo

CFO and Investor Relations Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 21, 2013
CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Armando Casado de Araujo
Armando Casado de Araujo Chief Financial and Investor Relation Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.